Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 480 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total Denies Collusion with the Myanmar Army

Paris, December 18, 2003 — Total formally disputes the allegations reported by Le Figaro and Le Nouvel Observateur on December 18, 2003 concerning the construction in 1995 of the gas pipeline operated by the Group in Myanmar.

The Group has instructed its lawyers to take the appropriate legal action against the authors of the allegations and to obtain compensation for the damage suffered.

*****